September 9, 2008

By EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Attention: Christian Windsor and Kathryn McHale

Re:	LendingClub Corporation
Registration Statement on Form S-l
File No. 333-151827

Ladies and Gentlemen:

On behalf of LendingClub Corporation, a Delaware corporation (“Lending Club” or the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”), which includes a preliminary prospectus dated September 9, 2008.

Amendment No. 2 is being filed in response to comments contained in the letter dated August 28, 2008 from Christian Windsor of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Renaud Laplanche, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2. The Company’s Member Payment Dependent Notes are referred to herein as the “Notes.”

Securities and Exchange Commission September 9, 2008 Page 2

General

1.	The staff continues to consider your responses to prior comment 7. Additional comments may be forthcoming.

Response:	The Company understands that the Staff may have additional comments regarding prior comment 7.

2.	It appears that in the period after you took down your original offering program for the sale of notes in April 2008, you continued to provide information about the notes on your website. In particular, you provided information on the borrowers, including assigned interest rates and credit grades, comparisons of the rates of returns available under the Lending Club program and other investment options as well as other information on the general structure of the note program. Please advise the staff why you believe this information was a permissible communication consistent with Sections 5(b)(1) and 5(c) of the Securities Act of 1933.

Response:	The Company believes that the information currently available on its website is not a communication inconsistent with Sections 5(b)(1) and 5(c) of the Securities Act of 1933 (the “Securities Act”).

On April 7, 2008, the Company made changes to its website to cease offering lender members the opportunity to make purchases on the Lending Club platform, cease accepting new lender member registrations and cease allowing new funding commitments from existing lender members. These changes affected multiple sections of the website, including pages and links that formerly allowed lender members to register on the site and execute loan purchases. These changes to the Company’s website effectively terminated the offer and sale of loans under the Company’s old program. Pursuant to these changes, the Company replaced the large lender member icon at the top of its homepage with a statement that the Company was not accepting new lender member registrations or new commitments from existing lender members. The Company changed this icon into a link to an explanatory statement that the Company was not accepting new lender registrations or allowing new commitments from existing lender members, but was continuing to service all previously funded member loans, and that lender members would be able to continue to access their accounts. In addition, the Company added a prominent banner to the top of its internal pages stating that the Company was not accepting new lender member registrations or new commitments from existing lenders at the current time. The Company disabled its registration links, including the links that guided new lender members through the registration process, and the Company disabled its loan purchase links.

The Company has made several additional changes to its website since April 7, 2008. On June 20, 2008, in conjunction with the Company’s filing of the Registration Statement, the Company posted a press release regarding the offering. This press release complied with Securities Act Rule 134, including the required Rule 134 legend, and became available on the lender member explanatory page described above. The prominent banner described above also contains a link to this Rule 134 press release. This Rule 134-compliant press release is the only information available on the website about the Company’s proposed new structure.

In line with the earlier termination of the offer and sale of loans under its old program and in preparation for its anticipated launch of the new program, on August 8, 2008, the Company removed a comparison chart from the website that ranked the rates of return of lender members, and on August 14, 2008, the Company removed a comparison chart that compared hypothetical rates of return available through the former Lending Club program with other investment options. On September 4-5, 2008, the Company removed additional information, including the lender member information on its website about the general structure of its old program and the “Frequently Asked Questions” related to lender member loan purchases. This old general information related to the old promissory note purchases, which no member of the public had been able to make since April 7, 2008.

Securities and Exchange Commission September 9, 2008 Page 3

The Company continues to maintain other content on its website, including information about member loan credit grades and interest rates. The Company believes this content is consistent with its business of originating loans to borrower members, a business not involving the offer and sale of a security, which the Company has continued out of its own funds since April 7, 2008. Furthermore, the Company believes that this content is consistent with the Company’s obligation not to condition the market for the Notes while maintaining the operation of the Company’s basic business. The primary purpose of this content is to attract new borrower members to permit a continuing stream of new loans to be funded through the platform despite the shutdown of lender purchases on the platform. The information includes the following, none of which relates to the offering of securities:

•	Earning the trust of potential borrower members in an online environment. To obtain a loan using the Company’s platform, borrower members must provide the Company with sensitive private financial information, including bank account information, and authorize the Company to obtain a credit report about them. A dynamic, updated website, including content about other borrower members, helps to establish the dependability, trustworthiness and stability of the Company, including the Company’s ability to be a trustworthy custodian of sensitive personal information.

•	Providing borrower members with interest rate information. To attract borrower members, the Company must provide borrower members with information about the member loans they may receive. Allowing borrower members to browse other borrower member postings is an important way for the Company to convey information about the interest rates available to borrower members on the website. A chart on the Company’s home page that illustrates interest rates available to the Company’s borrower members in comparison with the rates available from major credit cards issuers is also useful in that context.

The Company has also other maintained other borrower-member focused information on its website, such as its blog. The information on the blog is focused on responsible consumer debt management and fiscal responsibility. The Company believes that this information is related to its business of originating loans to borrower members, and in particular encouraging borrower members and potential borrower members to avoid high-interest revolving credit accounts.

Therefore, the Company believes that the passage of time with respect to the removed information, and the non-relevance of the remaining old, general and borrower-focused information, address the communication issues raised by the Staff. The information on the Company’s website is not a preview of information about the Company’s upcoming offering of Notes, nor is it any type of solicitation of interest in the entirely new Note structure, but instead is now non-relevant historical information or information focused on the Company’s core business of consumer loan origination.

3.	In your response to prior comment 3 you acknowledge that the loan postings and borrower member information available on your website, as described on pages 44-45 of the prospectus will be statements made in connection with the purchase and sale of securities and therefore subject to Rule l0b-5 of the Securities Exchange Act of 1934. Please indicate this in the prospectus and also discuss that an investor’s recourse in the event this information is false will be extremely limited.

Response:	The Company has revised the disclosure on pages 13 and 47 of the prospectus in response to the Staff’s comment.

4.	Please advise the staff how Lending Club intends to address its potential liability for unregistered sales of notes using the former loan platform.

Response:	The Company intends to monitor this contingent liability on an ongoing basis but does not, at this time, have plans to take further steps in respect of this contingent liability.

Securities and Exchange Commission September 9, 2008 Page 4

Summary, page 1

5.	Revise your disclosure, both in this section and throughout the prospectus, to clarify that not only are these notes unsecured obligations, but they are made without documentation of the borrower’s ability to afford the loan.

Response:	The Company has revised the disclosure on pages 1, 4, 7 and 40 of the prospectus in response to the Staff’s comment.

Extension election, page 3

6.	Please include in this section and again in a separate section of the prospectus, the procedure for electing for an extension. Indicate why extensions are not automatic given the presumption that anyone who stands to collect more money would choose to extend their maturity date. Please include how much notice will be given to lender members to make this election.

Response:	In response to the Staff’s comment, and in order to simplify the structure of the offering, the Company is revising the terms of the Notes so that maturity extensions will occur automatically. Accordingly, each Note will mature on the Note’s initial maturity date, unless any principal or interest payments in respect of the corresponding member loan remain due and payable to the Company upon the initial maturity date, in which case the maturity of the Note will be extended to the final maturity date. Please note that the final maturity date has been changed to one year after the initial maturity date, instead of 120 days after the initial maturity date. In the unlikely event that the Company receives payments in respect of a corresponding member loan after the final maturity date, the Company would retain all such payments. The Company has revised the disclosure on the cover page and pages 3, 15 and 58 of the prospectus accordingly. A revised indenture and form of Note will also be filed in a future amendment to the Registration Statement.

Questions and Answers about the Offering

What effect do the 1.00% service charge and our retaining unsuccessful payment fees have on the expected return of the Notes, page 9

7.	Revise this sub-section, or another section of the prospectus, to provide examples of the effect of your fees upon the lender’s return. For example, please discuss the impact of the fees upon a loan that is paid back prior to the first payment, and the effect on the overall return to the lender on a loan that is paid through maturity.

Response:	The Company has revised the disclosure on pages 9 and 45 of the prospectus in response to the Staff’s comment. The Company also directs the Staff’s attention to the table on page 44 of the prospectus, which also illustrates the effect of the Company’s 1.00% service charge on hypothetical lender member returns by loan grade.

Risk Factors

Information supplied by borrower members may be inaccurate or intentionally false, page 13

8.	Revise this risk factor to include the disclosure from the penultimate paragraph on page 39 relating to the results of the income and employment verification.

Response:	The Company has revised the risk factor on page 13 of the prospectus in response to the Staff’s comment.

Federal law entitles borrower members who enter active military service..., page 16

9.	Please disclose if the note holders will be paid beyond the final maturity date if recovery is delayed in this situation.

Securities and Exchange Commission September 9, 2008 Page 5

Response:	The Company has revised the risk factor on page 16 of the prospectus in response to the Staff’s comment.

The Lending Club platform allows a borrower member to prepay..., page 16

10.	Revise this risk factor to clarify that the prepaid amount would be subject to your 1.00% fee.

Response:	The Company has revised the risk factor on pages 17 of the prospectus in response to the Staff’s comment.

If we were to become subject to a bankruptcy or similar proceeding..., page 21

11.	Revise this risk factor to clarify, if true, that the lender members do not have any direct security interest in the loan proceeds on the borrower member loans and that they would likely be considered unsecured creditors of Lending Club in the event of a bankruptcy.

Response:	The Company has revised the risk factor on pages 21-22 of the prospectus in response to the Staff’s comment.

Risk Factors, Risks Related to Compliance and Regulation, page 24

If we are unable to successfully address the material weaknesses..., page 26

12.	We refer to your response to comment 25 and revised disclosure on page 28 that states, as of the date of the prospectus, management believes it has remedied each of the material weaknesses in internal control over financial reporting stated in the independent accountants letter dated June 6, 2008. Please provide us with the following information:

•	Explain to us the basis for management’s belief that the corrective actions taken to date, consisting of the hiring of an accounting manager in July 2008 and the purchase of accounting research tools, effectively remediate all the material weaknesses described by the independent auditors in their report. Refer in your response to the statement on page 26 of the original Form S-l that the Company considered it may not have sufficient time to implement all of their remediation efforts during fiscal 2009.

Response:	The Company has revised the disclosure on pages 28-29 of the prospectus in response to the Staff’s comment. As set forth on pages 28-29 of the prospectus, because the Company has not previously been a public company, the Company was not required to have an audit of its internal control over financial reporting. The Company’s independent auditors were not engaged to perform such an audit, although their other audits included consideration of internal control over financial reporting as a basis for designing their audit procedures. In the Company’s discussions with its independent auditors, the two primary reasons for the issuance of the letter dated June 6, 2008 regarding material weaknesses in internal control over financial reporting were that the Company did not maintain a sufficient complement of finance and accounting department personnel with a level of technical accounting expertise to sufficiently address complex transactions and accounting and financial reporting issues, and that the Company did not have an adequate process for the preparation and review of its financial statements and footnotes to ensure proper classification of reported amounts and completeness of required disclosures.

The Company believes that both of these material weaknesses have been remediated through the hiring of additional staff in the finance and accounting department, and in particular a candidate with relevant accounting manager level skills. This hiring has allowed the Company’s Vice President of Finance and Administration to delegate the preparation of daily accounting tasks, which in turn has allowed him to review this accounting information before providing it either to senior management or the external auditors. In addition, adding this additional staffing resource to the finance and accounting department and implementing the use of accounting research tools to address complex accounting issues has freed up significant time for the Company’s Vice President of Finance and Administration to function in more of a

Securities and Exchange Commission September 9, 2008 Page 6

supervisory role, as opposed to having to perform and review all of the accounting functions himself.

The reference on page 26 of the original Form S-1, stating that the Company may not have sufficient time to implement all of the remediation efforts during fiscal 2009, related to a staffing plan that has since been altered. Through the course of working on both the initial filing and the subsequent amendment, it became apparent to Company management that adding key resources sooner than originally anticipated or budgeted for by the Company was critical. As a result, the finance and accounting department was allocated additional headcount to be hired during the first and second quarters of fiscal 2009.

The Company believes that the steps taken as noted above are sufficient to effectively remediate the material weaknesses which were the subject of the letter dated June 6, 2008.

•	Tell us if your independent auditors continue to consider there remain material internal control weaknesses that have not been remediated as of the date of the prospectus or if they agree with management’s belief that they were effectively remediated.

Response:	Once the Company’s registration statement becomes effective and the Company becomes subject to Section 404 of the Sarbanes-Oxley Act, two Public Company Accounting Oversight Board (“PCAOB”) standards will become effective with respect to the Company, Auditing Standard No. 5, An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements (“AS5”), and Auditing Standard No. 4, Reporting on Whether a Previously Reported Material Weakness Continues to Exist (“AS4”). Nonetheless, in the audits previously performed by the Company’s independent auditors, AS5 has not yet been applied to the Company. Although the Company’s independent auditors used the PCAOB definitions of material weaknesses and significant deficiencies in issuing their letter dated June 6, 2008, they applied these definitions in conjunction with the financial statement audit and not in relation to an audit of internal control over financial reporting as defined by AS5. Therefore, the Company’s independent auditors cannot perform the audit procedures under AS4 and report on whether they believe the previously reported material weaknesses continue to exist. However, the Company’s independent auditors have advised the Company that pursuant to AS4, management of the Company is permitted to disclose whether management believes it has remediated each material weakness.

The Company has revised the disclosure on pages 28-29 of the prospectus to clarify that no audit of internal control over financial reporting or audit of the Company’s remediation efforts has occurred.

Trading System, page 50

13.	We note your intention to establish a secondary market for the notes; please address the following:

•	How do you intend to limit the transferability of notes to this trading platform, as contemplated by the first sentence and what recourse would you have against note holders that transferred notes outside of the platform;

Response:	The Company has revised the disclosure on pages 52 and 61 of the prospectus in response to the Staff’s comment. The Company will also make a corresponding clarification to the terms of the Notes, which will be filed as part of a revised indenture in a future amendment to the Registration Statement. As set forth on page 61, under the terms of the Notes, any transfer of a Note will be wrongful unless (1) the transfer is effected on a trading system that the Company approves as a resale trading system and (2) the Note has been presented by the registered holder to the Company or its agent for registration of transfer. The registrar for the Notes, which initially will be the Company, will not be obligated to recognize any purported transfer of a Note, except a transfer through the trading system or except as required by applicable law

Securities and Exchange Commission September 9, 2008 Page 7

or court order. Therefore, the Company supplementally advises the Staff that the recourse against Noteholders that attempt to transfer Notes outside of the trading system will be a refusal of the Note registrar to register the transfer of ownership. The Company has revised the disclosure on page 61 of the prospectus to describe the consequences of a purported transfer that is not permitted under the terms of the Notes.

•	Please disclose any fees associated with trading lender notes on the platform, including fees in connection with the Broker Dealer, fees in connection with updating borrower information, etc.

Response:	The Company has revised the disclosure on page 52 of the prospectus in response to the Staff’s comment.

•	Please advise the staff how you intend to update the information on each note series so that investors who purchase through the trading program are able to make informed investment decisions. Also, please tell us how you plan include this information in your Exchange Act reports.

Response:	The Company anticipates that the Notes will be transferable through a trading system operated by FOLIOfn Investments, Inc., a registered broker-dealer and FINRA member (the “registered broker-dealer”). On August 28, 2008, the registered broker-dealer filed a Form ATS with the Commission in respect of the trading system. As set forth in the Form ATS filed by the registered broker-dealer, the trading system will be an internet-based trading platform where lender members who also have established brokerage accounts at the registered broker-dealer (“subscribers”) may buy and sell Notes amongst themselves. The trading system will be available only to lender members who also are brokerage customers of the registered broker-dealer, and the trading system will effect purchases and sales of Notes by and among subscribers. The trading system will effect transactions involving resales of previously issued Notes only. Pursuant to the trading system, subscribers holding Notes may submit an order to sell a Note at a given price to the trading system for display to other subscribers. All orders to sell Notes are priced by the subscriber who elects to sell the Note. Subscriber orders to purchase Notes posted on the trading system will be processed based solely on time priority. All transactions effected on the trading system will be cleared and settled via a bank account established by the registered broker-dealer at Wells Fargo Bank, N.A., exclusively for the benefit of customers of the registered broker-dealer who also are subscribers.

The transactions taking place on the trading system will not be subject to registration under Section 5 of the Securities Act pursuant to the exemption from registration afforded by Section 4(1) of the Securities Act because these transactions will be transactions by persons other than an issuer, underwriter, or dealer, and the Company’s limited involvement in the trading system will not implicate Section 5 of the Securities Act. See Flamemaster Corp., SEC No-Action Letter, 1996 WL 762990 (Oct. 29, 1996); Calavo Growers of California, SEC No-Action Letter, 1996 WL 762983 (Oct. 23, 1996); PerfectData Corporation, SEC No-Action Letter, 1996 WL 480429 (Aug. 5, 1996); Real Goods Trading Corp., SEC No-Action Letter, 1996 WL 422670 (June 24, 1996); King & Spalding, SEC No-Action Letter, 1992 WL 337442 (Nov. 17, 1992). The Company believes that the operation of the anticipated trading system will be substantially similar to the systems described in these no-action letters.

In particular, the Company will have limited involvement in the trading system. Indeed, the Company’s expected involvement in the trading system is even more remote than the involvement of the issuers who obtained the no-action assurance cited supra, because the trading system for the Company’s Notes will be made available by a third-party broker-dealer, not by the issuer itself. Cf. supra. Neither the Company, nor any affiliate of the Company, will (i) receive any compensation with respect to creating or maintaining the trading system; (ii) receive any compensation for the use of the trading system; (iii) be involved in any purchase or sale negotiations arising from the system, because trading prices will be set by subscribers themselves; (iv) provide information regarding the advisability of buying or selling Notes; or

Securities and Exchange Commission September 9, 2008 Page 8

(v) receive, transfer or hold funds or securities as an incident of operating the trading system. In addition, other steps will be taken with regard to the trading system, such as the provision of appropriate notices, akin to the steps described in the no-action letters cited supra.

Like the issuers described in the no-action letters cited supra, the Company will be a registrant under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), and, therefore, information required by Section 12 about the Company will be available to subscribers. Under the Exchange Act, the Company will file reports on a continuing basis with disclosure regarding, among other things, its financial condition and results of operations, risk factors, business, management, legal proceedings and financial data, and the Company will file quarterly and annual financial statements. Furthermore, the Company will use its Exchange Act reports to update on a continuing basis aggregate information about the member loans. This information will include quarterly updates to the aggregate member loan performance data, as set forth in the prospectus, describing delinquency, default and prepayment data by Lending Club loan grade. See pages 53-57 of the prospectus.

In addition to this Exchange Act information about the issuer and the aggregate performance of the member loans, the trading system will also make available to subscribers, in a convenient online format, information about specific Notes offered for sale. This information will consist of the following:

•	Historical information about the Notes, reflecting the information available when the Notes were initially issued. This information will include the loan grade of the member loan corresponding to the Note, and the other information available at the initial issuance of the Note, including FICO score, loan amount, open accounts, number of credit inquiries in the past six months, utilization of credit limit and length of credit history. This historical information will be accompanied by disclosure that the information is historical and has not been updated.

•	Payment history of the member loan that corresponds to the Note. This information will show the borrower member’s payment history on a month-by-month basis from issuance of the member loan to present, and will disclose to subscribers whether, for example, a member loan linked to a Note has always remained current, is currently delinquent or was delinquent but has been restored to current status.

•	An updated credit score range of the borrower member. This information will chart a monthly update of the FICO score range of the borrower member over time, and will disclose to subscribers whether, for example, a borrower member’s credit score has increased, decreased or remained constant.

Financial Statements for the Year ended March 31, 2008

Note 13,	Commitments and Contingencies, page F-21

14.	We refer to your revised disclosure provided in response to prior comment 48 which states that the Company has not recorded an accrued loss contingency because it believed the occurrence of the contingency was not probable. Please revise the assessment in this footnote regarding the probability of a loss to address how it falls under one of the three loss probability classifications in paragraph 3 of SFAS 5.

Response:	The Company has revised the disclosure on pages 88 and F-24 of the prospectus in response to the Staff’s comment.

15.	Explain to us your basis for not recording a SFAS 5 accrual for the potential rescission of the promissory notes offered under the Company’s prior operating structure. Consider in your response that the decision to restructure your operations to resolve this uncertainty, as stated in Note 15, Subsequent Events, appears to indicate that the possibility of the occurrence of a rescission offering is more than the “not probable” assessment.

Securities and Exchange Commission September 9, 2008 Page 9

Response:	As set forth above, the Company has revised the disclosure on pages 88 and F-24 of the prospectus in response to the Staff’s comment. The Company has not recorded an accrued loss contingency under SFAS 5 in connection with this contingent liability. Accounting for loss contingencies pursuant to SFAS 5 involves the existence of a condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Additionally, accounting for a loss contingency requires management to assess each event as probable, reasonably possible or remote. Probable is defined as the future event or events are likely to occur. Reasonably possible is defined as the chance of the future event or events occurring is more than remote but less than probable, while remote is defined as the chance of the future event or events occurring is slight. An estimated loss in connection with a loss contingency shall be recorded by a charge to current operations if both of the following conditions are met: First, the amount can be reasonably estimated; and second, the information available prior to issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements. The Company has assessed the contingent liability related to prior sales of loans on the platform in accordance with SFAS 5 and has determined that the occurrence of the contingency is reasonably possible. In accordance with SFAS 5, the Company has estimated the range of loss as of June 30, 2008 as between $0 and $7.3 million, which is, as of June 30, 2008, the aggregate principal balance of member loans sold to persons unaffiliated with Lending Club from inception through April 7, 2008. In making this assessment, the Company considered its view that analyzing whether or not the operation of the Lending Club platform involved an offer or sale of a “security” involved a complicated factual and legal analysis and was uncertain. In addition, the Company considered its belief that lender members have received what they expected to receive in the transactions under the Company’s prior operating structure. Generally, the performance of the outstanding member loans had, in the Company’s view, delivered to lender members the benefits they expected to receive in using the Lending Club platform.

* * *

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Erika L. Robinson of this firm at (202) 663-6402.

Yours sincerely,

/s/ Meredith B. Cross

Meredith B. Cross

cc:	Renaud Laplanche, LendingClub Corporation
Erika L. Robinson, WilmerHale